FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
x: 2827 4836 • E-mail: fw@fairwind.com.hk


03029570

Our Ref.: S/7911/94 LTO/kk

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 14th August, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.



File No.82-4177



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong under the Companies Ordinance)

CONNECTED TRANSACTIONS

The directors of China Resources Enterprise, Limited announced that on 14th August, 2003, the Company's 51 per cent. subsidiary, CRB Investment, entered into the Equity Acquisition Agreement with Beijing Lidu for the acquisition from Beijing Lidu of all its 30 per cent. equity interest in CRB Beijing, currently held as to 30% by Beijing Lidu and 70% by CRB Investment. The consideration for the Equity Acquisition is RMB17.69 million (equivalent to approximately HK$16.67 million) which will be settled in cash. On completion of the Equity Acquisition, CRB Beijing will become a wholly owned subsidiary of CRB Investment.

CRB Beijing also entered into the Property Acquisition Agreements on 14th August, 2003 with Beijing Lidu for the acquisition of the Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights. The consideration for the acquisition of the Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights is RMB0.20 million (equivalent to approximately HK$0.19 million) and RMB16.07 million (equivalent to approximately HK$15.15 million), respectively, and will be settled in cash.

Further, CRB Beijing entered into the Trademarks Assignment Agreement on 14th August, 2003 with Beijing Lidu for the acquisition of the Trademarks. The consideration for the Trademarks Assignment is RMB2.00 million (equivalent to approximately HK$1.89 million) and will be settled in cash.

As Beijing Lidu is a substantial shareholder of CRB Beijing, which is in turn a subsidiary of the Company, the Equity Acquisition, the Property Acquisitions and the Trademarks Assignment constitute connected transactions under the Listing Rules. As the aggregate consideration for the Equity Acquisition, the Property Acquisitions and the Trademarks Assignment represents less than 3 per cent. of the Group's NTAV as at 31st December, 2002, details of the Equity Acquisition Agreement, the Property Acquisition Agreements and the Trademark Assignment Agreement will be disclosed in the next annual report and the accounts of the Company pursuant to Rule 14.25(1) of the Listing Rules.

THE EQUITY ACQUISITION AGREEMENT

Vendor	:	Beijing Lidu
Purchaser	:	CRB Investment
Asset to be acquired	:	all of the 30 per cent. equity interest in CRB Beijing currently held by Beijing Lidu
Consideration	:	RMB17.69 million (equivalent to approximately HK$16.67 million)

CRB Beijing is currently owned as to 70 per cent. by CRB Investment and 30 per cent. by Beijing Lidu. CRB Investment is a 51 per cent. subsidiary of the Company.

The Equity Acquisition Agreement is only conditional upon the receipt of the relevant PRC government approval in respect of the transfer of the 30 per cent. equity interests thereunder. There is no long-stop date by which such approval has to be obtained as the directors of the CRB Investment do not anticipate any difficulty in obtaining such approval. Upon completion of the Equity Acquisition, CRB Beijing shall become a wholly owned subsidiary of CRB Investment and Beijing Lidu shall no longer hold any interests in CRB Beijing. The consideration for the Equity Acquisition, which amounted to RMB17.69 million (equivalent to approximately HK$16.67 million), will be settled in cash and funded by the internal resources of the CRB Group. The consideration for the Equity Acquisition is payable in two installments with the first installment, being 50 per cent. of the consideration, payable within five business days after the signing of the Equity Acquisition Agreement, and the second installment, being the other 50 per cent. and the balance of the consideration, payable within 15 business days of completion of the change in business registration procedures. The consideration for the Equity Acquisition has been arrived at after arm's length negotiations between CRB Investment and Beijing Lidu and is determined with reference to the audited net asset value of CRB Beijing of approximately RMB58.47 million as at 31st December, 2002, adjusted to take into account the results of a stock take of the inventory of CRB Beijing on 16th January, 2003. Such adjusted net asset value as attributable to the interests being acquired is approximately RMB17.69 million (equivalent to approximately HK$16.67 million), which is equivalent to the consideration payable for the Equity Acquisition. The audited net asset value of CRB Beijing as shown in the audited accounts of CRB Beijing for the year ended 31st December, 2002 prepared in accordance with PRC accounting principles as at 31st December, 2002 is approximately RMB58.47 million (equivalent to approximately HK$55.11 million).

The audited net loss or profit before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2002 of CRB Beijing (prepared in accordance with PRC accounting principles) are as follows:

	Year ended 31st December, 2002 *(RMB million)*	2001 *(RMB million)*
Net profit (loss) before taxation and extraordinary items	(24.47) (equivalent to approximately HK$23.06 million)	(33.89) (equivalent to approximately HK$31.94 million)
Net profit (loss) after taxation and extraordinary items	(24.47) (equivalent to approximately HK$23.06 million)	(33.89) (equivalent to approximately HK$31.94 million)

THE PROPERTY ACQUISITION AGREEMENTS

1.	Vendor	:	Beijing Lidu
	Purchaser	:	CRB Beijing
	Asset to be acquired	:	Ping Nan Lu Land Use Rights
	Consideration	:	RMB0.20 million (equivalent to approximately HK$0.19 million)
2.	Vendor	:	Beijing Lidu
	Purchaser	:	CRB Beijing
	Asset to be acquired	:	Wen Hua Nan Jie Land Use Rights
	Consideration	:	RMB16.07 million (equivalent to approximately HK$15.15 million)

The Properties are currently occupied by CRB Beijing for its production facilities. The respective consideration for the acquisition of the Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights are negotiated on an arm's length basis between Beijing Lidu and CRB Beijing, with reference to the valuations by an independent professional valuer, 北京綠都房地產評估中心 (Beijing Ludu Fang Di Chan Ping Gu Zhong Xin), of the Properties, as at 21st May, 2003, of RMB0.43 million (equivalent to approximately HK$0.41 million), and RMB35.24 million (equivalent to approximately HK$33.21 million), respectively. The respective consideration of RMB0.20 million (equivalent to approximately HK$0.19 million) and RMB16.07 million (equivalent to approximately HK$15.15 million) for the Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights is payable within 30 days upon signing of the Property Acquisition Agreements, and will be settled in cash funded by internal resources of the CRB Group. Upon payment of the relevant consideration, applications will be made to the relevant authorities in the PRC for the transfer of the Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights (as the case may be) and the issuance of the land use rights certificates thereafter.

THE TRADEMARKS ASSIGNMENT AGREEMENT

Vendor	:	Beijing Lidu
Purchaser	:	CRB Beijing
Assets to be acquired	:	"麗都牌" (Lidu Pai) and "麗都" (Lidu) trademarks which are currently registered in the name of Beijing Lidu and used in the production and sale

The Properties, at which the production facilities of CRB Beijing are located, are currently occupied by CRB Beijing subject to annual rental payment of, approximately RMB13,000 (equivalent to approximately HK$12,000) per annum in respect of the Ping Nan Lu Land Use Rights and of approximately RMB1.07 million (equivalent to approximately HK$1.01 million) per annum in respect of the Wen Hua Nan Jie Land Use Rights. The directors of the Company believe that the Property Acquisitions can significantly reduce the operational costs of CRB Beijing in the long term.

The "麗都"(Lidu) brand is a popular brewery brand in Tianjin. Hence, CRB Beijing will continue to produce and market its products in Tianjin under the "麗都" (Lidu) brand. The directors of the CRB Group believe that it would be beneficial for the CRB Group to acquire the Trademarks after assuming full ownership of CRB Beijing pursuant to the Equity Acquisition, considering the annual license fees otherwise payable by CRB Beijing for use of the Trademarks as mentioned above.

The directors of the Company (including the independent non-executive directors) consider that the terms of the Equity Acquisition Agreement, the Property Transfer Agreements and the Trademarks Assignment Agreement are normal commercial terms and the Equity Acquisition, the Property Acquisition and the Trademarks Assignment are in the ordinary course of business of the Company, the terms for which are fair and reasonable as far as the shareholders (including independent shareholders) of the Company are concerned.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The principal activities of the Group are retail, beverage, food processing and distribution, textile, and petroleum distribution.

GENERAL

Beijing Lidu is a substantial shareholder of CRB Beijing (but otherwise is not a connected person of the Company), holding 30 per cent. equity interest in CRB Beijing which is in turn a subsidiary of the Company. Accordingly, Beijing Lidu is a connected person of the Company and the Equity Acquisition, the Property Acquisitions and the Trademarks Assignment constitute connected transactions under the Listing Rules. As the aggregate consideration for the Equity Acquisition, the Property Acquisitions and the Trademarks Assignment represents less than 3 per cent. of the Group's NTAV as at 31st December, 2002, details of the Equity Acquisition Agreement, the Property Acquisition Agreements and the Trademarks Assignment Agreement will be disclosed in the next annual report and the accounts of the Company pursuant to Rule 14.25(1) of the Listing Rules.

DEFINITIONS

"Beijing Lidu"	Beijing Lidu Brewery 北京市麗都啤酒廠, a state-owned enterprise established in the PRC
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited
"CR Breweries"	China Resources Breweries Limited, a 51 per cent. subsidiary of the Company incorporated in the British Virgin Islands.
"CRB Beijing"	China Resources (Beijing) Brewery Co., Ltd. 北京華潤啤酒有限公司, an equity joint venture company established in the Chinese Mainland and currently owned as to 70 per cent. by CRB Investment and 30 per cent. by Beijing Lidu
"CRB Group"	CR Breweries and its subsidiaries
"CRB Investment"	China Resources Breweries Investment Ltd. 華潤啤酒(中國)投資有限公司, a wholly owned subsidiary of CR Breweries established in the Chinese Mainland
"Equity Acquisition Agreement"	The agreement dated 14th August, 2003 entered into by CRB Investment and Beijing Lidu in relation to the acquisition of Beijing Lidu's 30 per cent. equity interests in CRB Beijing
"Equity Acquisition"	The acquisition of the 30 per cent. equity interests in CRB Beijing by CRB Investment from Beijing Lidu under the Equity Acquisition Agreement
"Group"	Company and its subsidiaries
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NTAV"	The unaudited pro forma combined net tangible asset value of the Group as at 31st December, 2002 as disclosed in the Company's circular to shareholders dated 26th June, 2003
"Ping Nan Lu Land Use Rights"	The land use rights in respect of a parcel of industrial land located at Xin Ping Nan Lu Bei Ce, Ping Gu District, Beijing, the Chinese Mainland (北京市平谷區平谷鎮新平南路北側) with an effective area of 1,312.90

Vendor	:	Beijing Lidu
Purchaser	:	CRB Investment
Asset to be acquired	:	all of the 30 per cent. equity interest in CRB Beijing currently held by Beijing Lidu
Consideration	:	RMB17.69 million (equivalent to approximately HK$16.67 million)

CRB Beijing is currently owned as to 70 per cent. by CRB Investment and 30 per cent. by Beijing Lidu. CRB Investment is a 51 per cent. subsidiary of the Company.

The Equity Acquisition Agreement is only conditional upon the receipt of the relevant PRC government approval in respect of the transfer of the 30 per cent. equity interests thereunder. There is no long-stop date by which such approval has to be obtained as the directors of the CRB Investment do not anticipate any difficulty in obtaining such approval. Upon completion of the Equity Acquisition, CRB Beijing shall become a wholly owned subsidiary of CRB Investment and Beijing Lidu shall no longer hold any interests in CRB Beijing. The consideration for the Equity Acquisition, which amounted to RMB17.69 million (equivalent to approximately HK$16.67 million), will be settled in cash and funded by the internal resources of the CRB Group. The consideration for the Equity Acquisition is payable in two installments with the first installment, being 50 per cent. of the consideration, payable within five business days after the signing of the Equity Acquisition Agreement, and the second installment, being the other 50 per cent. and the balance of the consideration, payable within 15 business days of completion of the change in business registration procedures. The consideration for the Equity Acquisition has been arrived at after arm's length negotiations between CRB Investment and Beijing Lidu and is determined with reference to the audited net asset value of CRB Beijing of approximately RMB58.47 million as at 31st December, 2002, adjusted to take into account the results of a stock take of the inventory of CRB Beijing on 16th January, 2003. Such adjusted net asset value as attributable to the interests being acquired is approximately RMB17.69 million (equivalent to approximately HK$16.67 million), which is equivalent to the consideration payable for the Equity Acquisition. The audited net asset value of CRB Beijing as shown in the audited accounts of CRB Beijing for the year ended 31st December, 2002 prepared in accordance with PRC accounting principles as at 31st December, 2002 is approximately RMB58.47 million (equivalent to approximately HK$55.11 million).

The audited net loss or profit before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2002 of CRB Beijing (prepared in accordance with PRC accounting principles) are as follows:

	Year ended 31st December, 2002 *(RMB million)*	2001 *(RMB million)*
Net profit (loss) before taxation and extraordinary items	(24.47) (equivalent to approximately HK$23.06 million)	(33.89) (equivalent to approximately HK$31.94 million)
Net profit (loss) after taxation and extraordinary items	(24.47) (equivalent to approximately HK$23.06 million)	(33.89) (equivalent to approximately HK$31.94 million)

THE PROPERTY ACQUISITION AGREEMENTS

1.	Vendor	:	Beijing Lidu
	Purchaser	:	CRB Beijing
	Asset to be acquired	:	Ping Nan Lu Land Use Rights
	Consideration	:	RMB0.20 million (equivalent to approximately HK$0.19 million)
2.	Vendor	:	Beijing Lidu
	Purchaser	:	CRB Beijing
	Asset to be acquired	:	Wen Hua Nan Jie Land Use Rights
	Consideration	:	RMB16.07 million (equivalent to approximately HK$15.15 million)

The Properties are currently occupied by CRB Beijing for its production facilities. The respective consideration for the acquisition of the Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights are negotiated on an arm's length basis between Beijing Lidu and CRB Beijing, with reference to the valuations by an independent professional valuer, 北京綠都房地產評估中心 (Beijing Ludu Fang Di Chan Ping Gu Zhong Xin), of the Properties, as at 21st May, 2003, of RMB0.43 million (equivalent to approximately HK$0.41 million), and RMB35.24 million (equivalent to approximately HK$33.21 million), respectively. The respective consideration of RMB0.20 million (equivalent to approximately HK$0.19 million) and RMB16.07 million (equivalent to approximately HK$15.15 million) for the Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights is payable within 30 days upon signing of the Property Acquisition Agreements, and will be settled in cash funded by internal resources of the CRB Group. Upon payment of the relevant consideration, applications will be made to the relevant authorities in the PRC for the transfer of the Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights (as the case may be) and the issuance of the land use rights certificates thereafter.

THE TRADEMARKS ASSIGNMENT AGREEMENT

Vendor	:	Beijing Lidu
Purchaser	:	CRB Beijing
Assets to be acquired	:	"麗都牌" (Lidu Pai) and "麗都" (Lidu) trademarks which are currently registered in the name of Beijing Lidu and used in the production and sale of the products of CRB Beijing
Consideration	:	RMB2.0 million (equivalent to approximately HK$1.89 million)

The consideration for the Trademarks Assignment is negotiated on an arm's length basis between Beijing Lidu and CRB Beijing, with reference to the annual license fees previously payable by CRB Beijing to Beijing Lidu. Under such previous arrangements, CRB Beijing has been paying Beijing Lidu an average annual license fee of approximately RMB0.61 million (equivalent to approximately HK$0.57 million) for the past four financial years ended 31st December, 2002. The consideration for the Trademarks Assignment, which will be settled in cash and funded by the internal resources of the CRB Group, is payable within 15 business days after the signing of the Trademarks Assignment Agreement.

INFORMATION ON CRB BEIJING

CRB Beijing is engaged in the production and sale of beer under the "麗都" (Lidu) brand in the north eastern part of the PRC, with the majority of the sales in Tianjin. CRB Beijing became the subsidiary of the Company in March 2003 when CRB Investment acquired a 70 per cent. interest from the original foreign joint venture partners in CRB Beijing. The consideration for the acquisition of the initial 70 per cent. interest in CRB Beijing was RMB60.28 million (equivalent to approximately HK$56.81 million), comprising RMB41.28 million (equivalent to HK$38.91 million) for the acquisition of the equity interest and RMB19.00 million (equivalent to HK$17.91 million) for the acquisition of a shareholder's loan. CRB Beijing forms part of the national brewery network of the Group. As of March 2003, such national brewery network of the Group has 29 breweries with a combined annual production capacity of approximately 4.1 million kilolitres.

REASONS FOR THE EQUITY ACQUISITION, THE PROPERTY ACQUISITIONS AND THE TRADEMARKS ASSIGNMENT

The CRB Group is in the process of implementing a national brand program for "雪花" (Snow). The Equity Acquisition will facilitate the implementation as it allows the CRB Group to consolidate the management and operations of CRB Beijing by assuming full ownership control and thereby being in a position to make use of the additional production capacity offered by CRB Beijing to produce beer under the "雪花" (Snow) brand.

Due to low utilization rate, CRB Beijing was not profitable in the past two years. However, the directors of the CRB Group believe that the utilization rate of the production facilities of CRB Beijing will be increased with the production of beer under the "雪花" (Snow) brand for the Beijing market, in addition to existing production under the "麗都" (Lidu) brand for the Tianjin market. In addition, coupled with more efficient sharing of resources and technical knowhow with other breweries of the CRB Group, the operational and administrative costs of CRB Beijing would be significantly reduced.

File No. 82-4177

the Wen Hua Nan Jie Land Use Rights. The directors of the (...]erty Acquisitions can significantly reduce the operational costs of CRB

The "麗都"(Lidu) brand is a popular brewery brand in Tianjin. Hence, CRB Beijing will continue to produce and market its products in Tianjin under the "麗都" (Lidu) brand. The directors of the CRB Group believe that it would be beneficial for the CRB Group to acquire the Trademarks after assuming full ownership of CRB Beijing pursuant to the Equity Acquisition, considering the annual license fees otherwise payable by CRB Beijing for use of the Trademarks as mentioned above.

The directors of the Company (including the independent non-executive directors) consider that the terms of the Equity Acquisition Agreement, the Property Transfer Agreements and the Trademarks Assignment Agreement are normal commercial terms and the Equity Acquisition, the Property Acquisition and the Trademarks Assignment are in the ordinary course of business of the Company, the terms for which are fair and reasonable as far as the shareholders (including independent shareholders) of the Company are concerned.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The principal activities of the Group are retail, beverage, food processing and distribution, textile, and petroleum distribution.

GENERAL

Beijing Lidu is a substantial shareholder of CRB Beijing (but otherwise is not a connected person of the Company), holding 30 per cent. equity interest in CRB Beijing which is in turn a subsidiary of the Company. Accordingly, Beijing Lidu is a connected person of the Company and the Equity Acquisition, the Property Acquisitions and the Trademarks Assignment constitute connected transactions under the Listing Rules. As the aggregate consideration for the Equity Acquisition, the Property Acquisitions and the Trademarks Assignment represents less than 3 per cent. of the Group's NTAV as at 31st December, 2002, details of the Equity Acquisition Agreement, the Property Acquisition Agreements and the Trademarks Assignment Agreement will be disclosed in the next annual report and the accounts of the Company pursuant to Rule 14.25(1) of the Listing Rules.

DEFINITIONS

"Beijing Lidu"	Beijing Lidu Brewery 北京市麗都啤酒廠, a state-owned enterprise established in the PRC
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited
"CR Breweries"	China Resources Breweries Limited, a 51 per cent. subsidiary of the Company incorporated in the British Virgin Islands
"CRB Beijing"	China Resources (Beijing) Brewery Co., Ltd. 北京華潤啤酒有限公司, an equity joint venture company established in the Chinese Mainland and currently owned as to 70 per cent. by CRB Investment and 30 per cent. by Beijing Lidu
"CRB Group"	CR Breweries and its subsidiaries
"CRB Investment"	China Resources Breweries Investment Ltd. 華潤啤酒(中國)投資有限公司, a wholly owned subsidiary of CR Breweries established in the Chinese Mainland
"Equity Acquisition Agreement"	The agreement dated 14th August, 2003 entered into by CRB Investment and Beijing Lidu in relation to the acquisition of Beijing Lidu's 30 per cent. equity interests in CRB Beijing
"Equity Acquisition"	The acquisition of the 30 per cent. equity interests in CRB Beijing by CRB Investment from Beijing Lidu under the Equity Acquisition Agreement
"Group"	Company and its subsidiaries
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NTAV"	The unaudited pro forma combined net tangible asset value of the Group as at 31st December, 2002 as disclosed in the Company's circular to shareholders dated 26th June, 2003
"Ping Nan Lu Land Use Rights"	The land use rights in respect of a parcel of industrial land located at Xin Ping Nan Lu Bei Ce, Ping Gu District, Beijing, the Chinese Mainland (北京市平谷區平谷鎮新平南路北側) with an effective area of 1,312.90 square meters for a term of 50 years from 4th April, 2003 to 3rd April, 2053 as detailed in a land grant contract dated 4th April, 2003
"PRC" or "Chinese Mainland"	The People's Republic of China excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan
"Properties"	The Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights
"Property Acquisition Agreements"	The agreements dated 14th August, 2003 entered into by CRB Beijing and Beijing Lidu in relation to the acquisition of the Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights
"Property Acquisitions"	The acquisitions of the Ping Nan Lu Land Use Rights and the Wen Hua Nan Jie Land Use Rights by CRB Beijing from Beijing Lidu under the Property Acquisition Agreements
"Trademarks Assignment"	the assignment of the Trademarks by CRB Beijing from Beijing Lidu unde the Trademarks Assignment Agreement
"Trademarks"	the "麗都牌" (Lidu Pai) and "麗都" (Lidu) trademarks which are registered in the name of Beijing Lidu under class 32
"Wen Hua Nan Jie Land Use Rights"	The land use rights in respect of a parcel of industrial land located at 2 Wen Hua Nan Jie, Ping Gu District, Beijing , the Chinese Mainland (北京市平谷區文化南街23號) with an effective area of 107,152 square meters for a term of 50 years from 4th April, 2003 to 3rd April, 2053 as detailed in a land grant contract dated 4th April, 2003

Amounts denominated in Renminbi have been translated, for the purposes of illustration only, into Hong Kong dollars at the rate of HK$1 = RMB1.061

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 14th August, 2003